

September 29, 2010

By U.S. Mail and facsimile to 011-34-91- 257-1282

José Antonio Alvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

General

1. We note your disclosure on pages 24 and 26 that in October 2007, RFS Holdings B.V., a company owned partially by you, acquired ABN AMRO Holding N.V., which was renamed The Royal Bank of Scotland Holding N.V. in April 2010. We are aware of a U.S. Department of Justice press release dated May 10, 2010, reporting that the former ABN AMRO Bank N.V. agreed to forfeit $500 million to the United States in connection with violations of law that involved illegal U.S. dollar transactions on behalf of financial

institutions and customers from Iran, Libya, Sudan, Cuba, and other countries sanctioned in programs administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), including a limited number of transactions that occurred in 2007. Please tell us, to the best of your knowledge, whether the transactions covered by this agreement include transactions that occurred after ABN AMRO Holding N.V. was acquired by RFS Holdings B.V. Describe to us in reasonable detail the nature of any such transactions, the countries involved, and the aggregate dollar value of the transactions related to each country.

2.   We note the disclosure on page 166 and elsewhere that you operate in Latin America and Asia, regions that can be understood to include Cuba, Iran, and Syria. As you know, Cuba, Iran, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with those countries since your letter to us dated April 27, 2007. Your response should address both direct contacts and contacts through subsidiaries, affiliates, or other indirect means. It should describe any services or funds you have provided to individuals and institutions of those countries, directly or indirectly, since your letter, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time. Finally, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to any activities related to Iran.

3.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba, Iran, Sudan, and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Item 3. Key Information

A. Selected financial data, page 6

4. We note your disclosure of certain Credit Quality Data information and ratios on pages 8 and 9. In order to promote greater clarity and transparency, specifically related to your loans and lending credit quality, please revise future filings to present the ratio of your allowances for impaired balances, inclusive of country risk but exclusive of the allowance for contingent liabilities, as a percentage of only gross loans. We believe this would present a more accurate reflection of the coverage of your allowance related only to loan losses to total gross loans. To the extent you choose to continue to present your other ratios, such as those where the denominator includes contingent liabilities, please revise to more clearly disclose their usefulness and limitations in evaluating the credit quality of your loan portfolio.

Item 4. Information on the Company

Recent Events – Downgrade of Greek and Spanish Sovereign Debt Ratings, page 30

5. We note your disclosure related to the recent downgrades of Greek, Spanish and Portuguese debt ratings and the European Central Bank's recent actions to off-set the negative impacts from the debt ratings downgrades. Given these market concerns, and your significant exposure to sovereign counterparties, please tell us and enhance your disclosure in future filings to provide further quantitative exposure, by country, to any country whose credit rating is AA or below. Further, in light of your exposure to Spain, please revise this section to quantify your exposure to Spanish sovereign debt. As part of your response, please identify the financial statement line item in which these exposures are included.

Non-Accrual of Interest Requirements, page 57

6. Please revise your future filings to address the following:
    a. Clarify whether you have ceased the accrual of interest income on loans classified as non-accrual and explain the difference between a loan classified as non-accrual versus impaired. If you have ceased the accrual of interest income, please tell us how you apply the guidance in paragraph AG 93 of IAS 39.
    b. If you continue to accrue interest pursuant to paragraph AG93 on loans classified as "nonaccrual", please revise your future filings to more accurately label these loans. Please revise future filings to clarify whether you recognize as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time based on the original effective interest rate of the loan.
    c. More thoroughly discuss specifically how your non-accrual policy affects other aspects of your loan portfolio, such as past due and nonaccrual loans, as well as other aspects of your credit quality such as charge-offs, the provision, and the allowance for loan losses.

Bank of Spain Charge-off Requirements, page 61

7.   Please address the following regarding your disclosure here: "Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Spanish banks may carry fully secured past-due mortgage loans beyond this four-year deadline for up to six years if there are objective factors that indicate an improved likelihood of recovery."
   a. Tell us how this relates to your following disclosure on page 89, "According to Bank of Spain's requirements, non-performing loans must be wholly provisioned (hence all the credit loss recognized) when they are more than 24 months overdue, or after more than 6 years for secured mortgage loans."
   b. Further, tell us what you mean by "wholly provisioned" and why an impaired loan would not need to be wholly provisioned to recognize the full amount of credit loss on the loan at the time it was initially deemed to be impaired.
   c. In light of the fairly long-term triggers such as two to six years as referenced above and in order to provide transparency into the length of delinquencies within your portfolio, please tell us and revise your future filings to provide an aging of your past due loans by category that quantifies by series of buckets to understand the length of time loans have been past due. Please provide sufficient granularity in your buckets to allow the reader to understand the progression of loans over time. Provide narrative disclosure addressing any delinquency trends reflected.

Movements in Allowance for Credit Losses, page 62

8.   Please revise future filings to present the ratio of net charge offs against credit loss allowance to average loans outstanding for all periods, as required by Item IV.A of Industry Guide 3.

9.   Please tell us and revise your future filings to more clearly identify the factors that led to the significant increase in charge-offs in 2009 compared to 2008. In particular, please clearly address the increase in charge-offs in commercial loans outside of Spain. Identify and discuss the trends you experienced and your expectations for how and the extent to which these identified trends will continue to affect you in terms of future impairment losses charged to the income statement and future charge-offs.

10. Please address the following regarding the line item titled "Inclusion of acquired companies' credit loss allowances" in your rollforward of the Allowance for credit losses on page 62. The same amounts appear to be titled "Inclusion of entities in the group in the year" in your rollforward on page F-86.
   a. Tell us and revise your future filings to more clearly describe the nature of the amounts presented in this line item.

      b. To the extent that this line item represents allowances related to loans acquired in business combinations, please tell us how you considered the guidance of paragraph B41 of IFRS 3.

      c. Revise your credit quality disclosures to more clearly identify, discuss, and quantify the impact of your accounting treatment of loans acquired in business combinations on your allowance, impairment losses charged to income statement, charge-offs, and related ratios. If true, discuss the fact that since no allowance is recognized on these loans at the acquisition date, your allowance, impairment losses charged to income statement, charge-offs, and related ratios will be affected and may not be comparable to prior periods or to your competitors.

Other Non-Accruing Balances, page 67

11. We note your reference to restructured loans. Please revise your future filings to address the following:

      a. Discuss how you identify loans to be restructured;

      b. Quantify the amount of restructured loans (by loan type), and separately disclose the amounts in accrual and nonaccrual status;

      c. Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

      d. Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status; and

      e. Discuss how restructured loans impact the timing of the recording of the provisions for impairment losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

Item 5. Operating and Financial Review

G. Other Disclosures – Higher-Risk Loans, page 126

12. We note your reference to an "affordability rate" here and on page 219. Please revise future filings to include a description of this measure and to discuss in detail how this measure relates to your lending policies and procedures.

Item 18. Financial Statements

Note 2. Accounting Policies and Measurement Bases

b(v). Basis of consolidation – Other matters, page F-23

13. We note your disclosure related to "companies less than 50% owned by the Group that constituted a decision-making unit at December 31, 2009 and which, therefore, were accounted for as subsidiaries." Please tell us and revise future filings to disclose more information related to these entities as well as your basis under the accounting literature for consolidation. In your response and disclosures, please specifically address the purpose of the various entities and describe the meaning and purpose of your term "decision-making unit."

j. Reinsurance assets and liabilities under insurance contracts, page F-39

14. Please tell us and revise future filings to disclose the type(s) of insurance offered (e.g. health, life, etc.) and a description of each type(s) offered. To the extent your accounting policies vary by type of insurance underwritten, please expand to clarify.

Note 7. Debt Instruments, page F-79

15. We note that approximately 46% and 60% of your total debt instruments portfolio relates to securities either issued by financial institutions or other fixed-income securities. In an effort to provide greater transparency and granularity in your disclosure, please consider disaggregating these categories further into additional classes of financial instruments. In addition, please consider disclosing the underlying securities' credit ratings or issuer financial condition. Please provide us with your proposed revised future filings disclosures.

16. We were unable to locate disclosure of the total gross unrealized gains and/or losses for either your available-for-sale debt instruments or your available-for-sale equity instruments, which are disclosed in Note 8 beginning on page F-80. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please revise your future filings to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available-for-sale investment portfolio. For example, consider revising your disclosure to separately present gross unrealized losses and gross unrealized gains on investment securities. Please tell us and, in order to provide greater transparency to the reader, also consider disclosing the gross unrealized losses by duration (e.g. less than 12 months and greater than 12 months) and/or by security type.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief